17017152

S

Washington, D.C. 20549

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-49409

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 07/01/2015 (MM/DD/YY) AND ENDING 06/30/2016 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Vestech Securities, Inc.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

11477 Olde Cabine Rd. STE 310
(No. and Street)

St. Louis	MO	63141
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

John Huang 314.828.2111
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Moss Adams LLP
(Name – *if individual, state last, first, middle name*)

8750 N. Central Expressway, STE 300	Dallas	TX	75231-6464
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- [x] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

amb

OATH OR AFFIRMATION

I, John Huang, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Vestech Securities, Inc., as of June 30, 2016, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

DEBBIE SIEBER
Notary Public - Notary Seal
State of Missouri
Commissioned for St Louis County
My Commission Expires: April 18, 2020
Commission Number: 12421187

Notary Public

Signature

DIRECTOR / CCO
Title

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Changes in Financial Condition.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☒ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☒ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☒ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☒ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☒ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

VESTECH SECURITIES, INC.

REPORT PURSUANT TO RULE 17a-5(d)

YEAR ENDED JUNE 30, 2016

MOSS-ADAMS LLP
Certified Public Accountants | Business Consultants

WWW.MOSSADAMS.COM

8750 North Central Expressway, Suite 300
Dallas, TX 75231

T (972) 387-4300 F (214) 242-7488

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors
Vestech Securities, Inc.

We have audited the accompanying statement of financial condition of Vestech Securities, Inc. (the "Company") as of June 30, 2016, and the related statements of income, changes in stockholder's equity, and cash flows for the year then ended. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. Our audit included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Vestech Securities, Inc. as of June 30, 2016, and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States.

The accompanying financial statements have been prepared assuming that the Company will continue as a going concern. As discussed in Note 9 to the financial statements, the Company has earned a narrow profit margin for the year ended June 30, 2016 and the Company's ability to sustain positive cash flows depends on a variety of factors, including the success of the financial markets and the retirement industry. These matters raise substantial doubt about its ability to continue as a going concern. Management's plans in regard to these matters are also described in Note 9. The financial statements do not include any adjustments that might result from the outcome of this uncertainty. Our opinion is not modified with respect to this matter.

The supplementary information in Schedule I and II (the "Supplemental Information") has been subjected to audit procedures performed in conjunction with the audit of Company's financial statements. The Supplemental Information is the responsibility of the Company's management. Our audit procedures include determining whether the Supplemental Information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the Supplemental Information. In forming our opinion on the Supplemental Information, we evaluated whether the Supplemental Information, including its form and content is presented in conformity with 17 C.F.R. § 240.17a-5. In our opinion, the supplementary information in Schedule I and II is fairly stated in all material respects in relation to the financial statements as a whole.

Moss Adams LLP

Dallas, Texas
September 7, 2016

VESTECH SECURITIES, INC.
Statement of Financial Condition
June 30, 2016

ASSETS

Cash	$ 2,056
Deposit with Clearing Organizations	63,740
Due from Other Broker Dealers	16,563
Advisory Fees and Concessions Receivable	32,759
Other Receivables	18,786
Stockholder Note Receivable	5,005
Property and Equipment, Net	5,467
Security Deposit	2,000
TOTAL ASSETS	**$ 146,376**

LIABILITIES AND STOCKHOLDER'S EQUITY

LIABILITIES	
Accounts Payable	$ 4,599
Commissions Payable	14,376
Other Accrued Liabilities	7,998
Deferred Rent	5,652
Non-Owner Capital Contribution	35,000
TOTAL LIABILITIES	**67,625**
STOCKHOLDER'S EQUITY	
Common Stock, no par, 100,000 authorized 1,000 shares issued and outstanding	1,000
Paid-in Capital	60,002
Retained Earnings	17,749
TOTAL STOCKHOLDER'S EQUITY	**78,751**
TOTAL LIABILITIES AND STOCKHOLDER'S EQUITY	**$ 146,376**

The accompanying notes are an integral part of these financial statements.

VESTECH SECURITIES, INC.
Statement of Income
For the Year Ended June 30, 2016

REVENUES	
Commission and Concession Income	$ 99,096
Investment Advisory Fees	90,409
Other Revenues	5,021
TOTAL REVENUES	**194,526**
EXPENSES	
Broker Commissions	18,316
Wages and Salaries	49,940
Legal and Professional Fees	26,446
Clearing Expenses	15,339
Communications	2,361
Regulatory Dues & Fees	16,723
Rent	17,260
Other Expenses	13,590
TOTAL OPERATING EXPENSES	**159,975**
INCOME BEFORE INCOME TAXES	**34,551**
PROVISION FOR INCOME TAXES	-
NET INCOME	**$ 34,551**

The accompanying notes are an integral part of these financial statements.

VESTECH SECURITIES, INC.
Statement of Changes in Stockholder's Equity
For the Year Ended June 30, 2016

	Common Stock Shares Issued	Common Stock	Paid-In Capital	Retained Earnings	Total
Balance at June 30, 2015	1,000	$ 1,000	$ 55,402	$ (16,802)	$ 39,600
Shareholder Contributions			4,600		4,600
Net Income				34,551	34,551
Balance at June 30, 2016	1,000	$ 1,000	$ 60,002	$ 17,749	$ 78,751

The accompanying notes are an integral part of these financial statements.

VESTECH SECURITIES, INC.
Statement of Cash Flows
For the Year Ended June 30, 2016

OPERATING ACTIVITIES		
Net Income	$	34,551
Adjustments to reconcile net income to net cash provided (used) by operations:		
Depreciation Expense		497
Deferred Rent		5,652
(Increase) decrease in assets:		
Deposits with Clearing Organization		(48,737)
Due from Other Broker Dealers		(12,415)
Advisory Fees and Concessions Receivable		(14,539)
Other Receivables		(17,434)
(Increase) decrease in liabilities:		
Accounts Payable		(7,198)
Commissions Payable		13,376
Accrued Liabilities		7,764
Net cash provided (used) by Operating Activities		(38,481)
INVESTING ACTIVITIES		
Property and Equipment Purchases		(5,964)
Security Deposit Payment		(2,000)
Net cash provided (used) by Investing Activities		(7,964)
FINANCING ACTIVITIES		
Capital Contribution		4,600
Contribution from Non-owner		35,000
Net cash provided (used) by Financing Activities		39,600
Net increase (decrease) in cash		(6,845)
Cash at beginning of year		8,901
Cash at end of year	**$**	**2,056**

The accompanying notes are an integral part of these financial statements.

Note 1 - Summary of Significant Accounting Policies

Nature of Operations and Basis of Presentation

Vestech Securities, Inc. (the "Company"), a Kansas corporation, was incorporated on March 13, 1996. It is a broker-dealer in securities registered with the Securities and Exchange Commission ("SEC") and a member of the Financial Industry Regulatory Authority ("FINRA"). The Company operates under (SEC) Rule 15c3-3(k)(2)(ii), whereby a clearing broker-dealer performs clearing functions for all broker-dealer transactions with customers and brokers and dealers on a fully disclosed basis. The Company also has agreements for clearing functions with other various mutual funds and direct participation program brokers. The Company receives commissions on trades that are facilitated through the clearing broker-dealer and other brokers. The accounting and reporting policies of the Company conform to U.S. generally accepted accounting principles and to general practices within the securities industry.

The Company is a Registered Investment Adviser with the SEC and as such performs financial services, advice, management and administration for private and corporate clients. During fiscal year ended June 30, 2016, the Company's primary office location changed from Wichita, Kansas to St. Louis, Missouri. Substantially all of the Company's business is conducted with customers located in Kansas and Missouri.

Receivable from Broker-Dealers and Clearing Organizations

Receivables from broker-dealers and clearing organizations are generally collected in full in the month following their accrual. Receivables from investment advisory fees are generated only from creditworthy accounts and are generally collected in full within 30 days after invoicing. Management records an allowance for bad debt based on a collectability review of specific accounts. Any receivables deemed uncollectable are written off against the allowance. As of June 30, 2016, no allowance for doubtful accounts was determined necessary.

Property and Equipment

Property and equipment are carried at cost less accumulated depreciation. Depreciation is recognized using the straight-line method over the estimated useful lives of the related assets ranging from 3 to 7 years. Expenditures for repairs and maintenance and minor replacements are charged to expense incurred.

Application Fees

The Company incurs normal application fees in relation to its membership in the Financial Industry Regulatory Authority ("FINRA") and in the course of other business activities. Generally, normal application fees are expensed as incurred. For certain circumstances including changes in business operations, FINRA requires its member firms to file a continuing membership application ("CMA") and get FINRA approval prior to initiating changes. The fees for the CMA include a non-refundable $500 component, but the remainder of the fees can be refunded or waived under certain situations. The Company accounts for the non-refundable component of CMA fees as a liability and expense upon submission of a CMA. Upon payment of the full CMA fee, the Company eliminates its liability and records a prepaid expense for the remainder of the fee. FINRA's decision is effective upon service of notice to the applicant, as such, the Company recognizes the application process complete upon receipt of service by FINRA by adjusting the prepaid expense to zero and recognizing an expense for the remainder of the fee. As of June 30, 2016, the Company had a CMA in process for the addition of registered representatives beyond what is currently in the Company's FINRA membership agreement. The

Note 1 - Summary of Significant Accounting Policies, continued

total fee for this CMA was $10,000, of which $500 was accrued at June 30, 2016 and the remainder was recorded as a prepaid expense upon payment on July 20, 2016. This CMA has not yet been approved by FINRA.

Revenue Recognition

Security transactions and the related commission revenue and expense are recorded on a settlement date basis, which is generally the third business day following the transaction. If materially different, security transactions and their related commission income and expenses are recorded on a trade date basis.

Investment advisory and wrap management fees are generally recognized as services are provided. Generally, fees are billed on a quarterly basis based on the account's asset value at the end of a quarter. Advance payments, if received, are deferred and recognized during the periods for which services are provided.

Compensated Absences

Compensated absences have not been accrued because the amount cannot be reasonably estimated.

Income Taxes

The Company files as an "S" Corporation for federal and state income tax purposes. The Company's net income is taxed at the stockholder level rather than the corporate level for income tax purposes, and thus, no provision for income taxes has been made in the accompanying financial statements. Any interest or penalties associated with income taxes would be included as a component of income tax expense in the period in which the assessment arises.

The Company files income tax returns in the U.S. federal jurisdiction and in the State of Kansas. The Company's federal income tax returns generally remain subject to examination by the Internal Revenue Service for three years from the date the return is due, including extensions. The Company's state income tax returns are subject to examination by the respective state and local authorities for up to four years from the date of filing.

Use of Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Note 2 - Net Capital Requirements

Pursuant to the net capital provisions of Rule 15c3-1 of the Securities Exchange Act of 1934, the Company is required to maintain a minimum net capital, as defined under such provisions. Net capital and the related net capital ratio may fluctuate on a daily basis. At June 30, 2016 the Company had net capital of approximately $16,179 and net capital requirements of $5,000. The Company's ratio of aggregate indebtedness to net capital was 4.18 to 1. The Securities and Exchange Commission permits a ratio of no greater than 15 to 1.

Note 3 - Possession or Control Requirements

The Company does not have any possession or control of customer funds or securities. There were no material weaknesses in the procedures followed in adhering to the exemptive provisions of (SEC) Rule 15c3-3(k)(2)(ii) by promptly transmitting all customer funds and securities to the clearing broker who carries the customer accounts.

Note 4 - Clearing Deposit

The Company maintains a deposit account with Maplewood Investment Advisors, Inc. ("Maplewood") and Sterne Agee & Leach, Inc. ("Sterne") as part of the Company's contract for services. Maplewood and Sterne require a deposit for their services that serves as a reserve for counterparty credit risk, including default risk and settlement risk, as well as market risk to open un-hedged positions. As of June 30, 2016, the balance of the clearing deposits from Maplewood and Sterne were $13,740 and $50,000, respectively.

Note 5 - Related Party Transactions

As of June 30, 2016 the Company had one stockholder who owned 100% of the Company. As of June 30, 2016, the Company advanced a total of $5,005 to the stockholder. The note is unsecured, bears interest at 3% per annum, and has no definite repayment terms. The Company has accrued interest receivable of $1,462 on the note receivable and the Company has unsecured advances of $14,589 due from its stockholder as of June 30, 2016, which are recorded in other receivables on the Statement of Financial Condition.

Note 6 - Property and Equipment

The classes of property and equipment are as follows:

Furniture and Equipment	$ 12,891
Less: Accumulated Depreciation	7,424
	$ 5,467

Depreciation and amortization expense for the year ended June 30, 2016 was $497 and is reflected in other expenses.

Note 7 - Operating Lease

The Company leased office space in Wichita, Kansas under a lease from a related party which was terminated early with no penalty as of June 30, 2016. On March 15, 2016, the Company entered into a new lease agreement for office space in St. Louis, Missouri. The lease commencement date began on April 15, 2016, with no payment due for the first 60 days. The lease term is for 50 months, with two options to extend the

Note 7 - Operating Lease, continued

lease for 3 years each. The Company recognizes rent expense on a straight-line basis over the lease term. Total rent expense was $17,260 for the year ended June 30, 2016.

The following is a schedule by years of future minimum rental payments required under operating leases that have initial or remaining non-cancelable lease terms in excess of one year:

Year Ending June 30,	
2017	$ 24,225
2018	36,515
2019	36,515
2020	37,646
Total:	$ 134,901

Note 8 - Non-Owner Capital Contribution

In February, 2016, the Company received a capital infusion of $35,000 from a director of the Company who was a non-owner at that time. On July 5, 2016, the Company issued stock to the director, which resulted in the capital infusion being allowable owner's equity for net capital purposes.

Note 9 - Going Concern

As shown in the financial statements, the Company has earned a narrow profit margin as of June 30, 2016. The Company's ability to sustain positive cash flows depends on a variety of factors, including the success of the financial markets and the retirement industry. These matters raise concern about the sustainability of the Company to continue as a going concern. Management has taken steps to increase the Company's net capital and to reduce certain expenses. The financial statements do not contain any adjustments that might result from the outcome of the uncertainties. The Company's stockholder intends to contribute additional capital and/or defer future direct compensation as needed to fund the operations of the Company.

Note 10 - Commitments and Contingencies

Litigation
The Company from time to time may be involved in litigation relating to claims arising out of its ordinary course of business. Management believes that there are no claims or actions pending or threatened against the Company, the ultimate disposition of which would have a material impact on the Company's financial position, results of operations or cash flows.

Note 10 -Commitments and Contingencies, continued

FINRA Audit

The Company recently completed a FINRA cycle exam on July 1, 2016. Exceptions and recommendations were noted with regards to operational and supervisory controls. Management is adhering its responsibility to comply with appropriate securities rules and regulations and is implementing changes in its policies and procedures to achieve effective controls.

Risk Management

The Company maintains various forms of insurance that the Company's management believes are adequate to reduce the exposure to these risks to an acceptable level.

Clearing Agreement

Included in the Company's clearing agreements with its clearing broker-dealers are indemnification clauses. The clauses relate to instances where the Company's customers fail to settle security transactions. In the event this occurs, the Company will indemnify the clearing broker-dealers to the extent of the net loss on any unsettled trades. At June 30, 2016, management of the Company had not been notified by the clearing broker-dealers, nor were they otherwise aware, of any potential losses relating to this indemnification.

Joint Supervision for dual Registration Agreement

The Company is in the process of completing a transaction with another broker dealer, IBN Financial Services (IBN), in order to allow the Company's registered representatives the ability to offer certain investment products on IBN's platform and vice versa. In order to consummate the transaction, the Company and IBN have agreed to both issue a share of common stock to each other. Additional minor details are still in process of being completed. Overall, the transaction is not expected to have a material impact on the Company's balance sheet. As amounts are expected to initially be insignificant and certain information is still not estimable by management, no amounts have been recorded for this transaction through June 30, 2016.

Note 11 -Subsequent Events

As indicated in Note 9, the Company issued 250 shares of common stock to a director, resulting in a previously paid in capital infusion of $35,000 to be allowable owner's equity for net capital purposes.

In July 2016, the Company's stockholder paid $18,596 in Advances and Receivables due from him, all of which were treated as unallowable for net capital as of June 30, 2016.

Through August 31, 2016, the Company collected all of its advisory and concessions receivable, of which $31,314 was determined to be unallowable for net capital purposes as of June 30, 2016.

As a result of the transactions noted above, the Company recognized an increase in net capital of $84,910 in the period subsequent to June 30, 2016.

Supplementary Information

Pursuant to Rule 17a-5 of the

Securities Exchange Act of 1934

As of June 30, 2016

Schedule I

VESTECH SECURITIES, INC.
Computation of Net Capital Under Rule 15c3-1
of the Securities and Exchange Commission
As of June 30, 2016

COMPUTATION OF NET CAPITAL

Total Allowable Owner Equity for Qualified Net Capital	$	78,751
Deductions and/or Changes:		
Non-Allowable Assets:		
Advisory Fees and Concessions Receivable		31,314
Other Receivables		18,786
Stockholder Note Receivable		5,005
Property and Equipment, Net		5,467
Security Deposit		2,000
Total Non-Allowable Assets		62,572
Net Capital Before Haircuts on Securities Positions		16,179
Haircuts on Securities (Pursuant to Rule 15c-3-1(f))		-
Net Capital	$	16,179

AGGREGATE INDEBTEDNESS

Items Included in Statement of Financial Condition		
Accounts Payable	$	4,599
Commissions Payable		14,376
Other Accrued Liabilities		7,998
Deferred Rent		5,652
Non-Owner Capital Contribution		35,000
Total Aggregate Indebtedness (AI)	**$**	**67,625**

Schedule I (continued)

VESTECH SECURITIES, INC.
Computation of Net Capital Under Rule 15c3-1
of the Securities and Exchange Commission
As of June 30, 2016

COMPUTATION OF BASIC NET CAPITAL REQUIREMENT

Minimum Net Capital Required (6 2/3% of total AI)	$ 4,508
Minimum Net Capital Requirement for IBD	$ 5,000
Net Capital Requirement (Greater of the two above)	$ 5,000
Net Capital Above the Required Minimum	$ 11,179
Ratio: AI to Net Capital	4.18

RECONCILIATION WITH COMPANY'S COMPUTATION

The differences in the computation of net capital under Rule 15c3-1 from the Company's computation are as follows:

Net Capital per the Company's unaudited FOCUS IIA	$ 77,403
Reclass of non-owner contribution from equity to liabilities	(35,000)
Net adjustments to receivables	9,304
Additional receivables determined to be unallowable	(31,465)
Net adjustments to accounts payable and accrued liabilities	1,589
Deferred rent adjustments	(5,652)
Net Capital per the audited report	$ 16,179

Schedule II

VESTECH SECURITIES, INC.
Computation for Determination of Reserve Requirement Under
Rule 15c3-3 of the Securities and Exchange Commission
As of June 30, 2016

EXEMPTIVE PROVISIONS

The Company has claimed an exemption from Rule 15c3-3 under Section (k)(2)(ii), in which all customer transactions are cleared through another broker-dealer on a fully disclosed basis.

Company's clearing firms:

- National Financial Services Corporation, LLC
- Sterne Agee & Leach, Inc.

Report of Independent Registered Public Accounting Firm

On Management's Exemption Report

Required by SEC Rule 17a-5

Year Ended June 30, 2016

MOSS-ADAMS LLP
Certified Public Accountants | Business Consultants

WWW.MOSSADAMS.COM

8750 North Central Expressway, Suite 300
Dallas, TX 75231

T (972) 387-4300 F (214) 242-7488

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors
Vestech Securities, Inc.

We have reviewed management's statements, included in the accompanying exemption report, in which (1) Vestech Securities, Inc. (the "Company") identified provision 17 C.F.R. § 15c3-3(k)(2)(ii) (the "exemption provisions") under which the Company claimed an exemption from 17 C.F.R. § 240.15c3-3 and (2) the Company stated that the Company met the identified exemption provisions throughout the most recent fiscal year without exception. The Company's management is responsible for compliance with the exemption provisions and its statements.

Our review was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) and, accordingly, included inquiries and other required procedures to obtain evidence about the Company's compliance with the exemption provisions. A review is substantially less in scope than an examination, the objective of which is the expression of an opinion on management's statements. Accordingly, we do not express such an opinion.

Based on our review, we are not aware of any material modifications that should be made to management's statements referred to above for them to be fairly stated, in all material respects, based on the conditions set forth in paragraph (k)(2)(ii) of Rule 15c3-3 under the Securities Exchange Act of 1934.

Moss Adams LLP

Dallas, Texas
September 7, 2016

VESTECH SECURITIES, INC.

August 23, 2016

Vestech Securities, Inc.
SEC Filing #8-49409
Firm ID# 41409
For the Year ended June 30, 2016

EXEMPTION REPORT

In accordance with the requirements of SEC Rule 17a-5(d)(4)(i)-(iii), I, John Huang, certify and attest, to the best of my knowledge and belief that the following statements are true and correct with regard to Vestech Securities, Inc.:

1. Vestech Securities, Inc. claimed an exemption from SEC Rule 15c3-3 under provision 15c3-3(k)(2)(ii) throughout the most recent fiscal year, in that it is an introducing broker or dealer who clears all transactions with and for customers on a fully disclosed basis with clearing broker or dealers, and it promptly transmits all customer funds and securities to the clearing broker or dealers which carry all of the accounts of such customers and maintain and preserve such books and records pertaining thereto pursuant to the requirements of § 240.17a-3 and 240.17a-4, as are customarily made and kept by clearing broker or dealers and;

2. Vestech Securities, Inc. met the above exceptive provisions in SEC Rule 15c3-3(d)(2)(ii) throughout the fiscal year without exception.

John Huang, Director / CCO
11477 Olde Cabin Road
Suite 310
St. Louis, MO 63141